Exhibit 2.1

SEPARATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE
This Separation of Employment Agreement and General Release (the “Agreement”‘) is made as of June 12th 2014, by and between PENNSYLVANIA REAL ESTATE INVESTMENT TRUST, a Pennsylvania business trust (“PREIT”), PREIT SERVICES L.P., a Pennsylvania limited partnership (“Services” and, together with PREIT, “Company”), and GEORGE RUBIN (“Executive”). PREIT, Services, and Executive shall be referred to herein as the “Parties” or each separately as a “Party.”
WITNESSETH
WHEREAS Executive was employed as the Vice Chairman of PREIT and Vice Chairman of PREIT Associates, L.P. (“PALP”), pursuant to that certain Employment Agreement by and among PREIT and Executive, as amended and restated as of December 30,2008, as corrected (the “Employment Agreement”):
WHEREAS, pursuant to an Assignment and Assumption of Employment Agreements made on December 31,2008 (the “Assignment”), PREIT assigned to Services its financial obligations under the Employment Agreement and all of PREIT’s rights as an employer to enforce Employment Agreement;
WHEREAS, Company, on April 17, 2014, gave Executive notice that his employment with Company and PALP shall terminate effective May 30, 2014 (“Separation Date”) for a reason other than Cause, death, or disability, pursuant to Section 4.4(a) of the Employment Agreement and such employment did so terminate on the Separation Date;
WHEREAS the Parties have amicably, mutually agreed to the terms of the termination of Executive’s employment with Company; and
WHEREAS the Parties desire to set forth the terms and conditions for the termination of their employment relationship and to resolve all other matters between them.
AGREEMENTS
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
1.(a) Executive, for and in consideration of the undertakings of Company set forth herein and the release provided in Section 1(b) below, does hereby confirm the severance of his employment with Company and its Affiliates (as defined in the Employment Agreement) effective on the Separation Date and severs all other business relationships with Company and its Affiliates, including, without limitation, relationships as a director, trustee, officer or similar positions effective on the Separation Date, and Executive does hereby remise, release and forever discharge Company, and its Affiliates (including PALP), each of their respective current and former officers, trustees, partners, directors, managers, shareholders, employees, attorneys, and other agents, and all such entities’ and individuals’ respective successors and assigns, heirs, executors, administrators and representatives (hereinafter referred to collectively as the

“Company Releasees”) of and from any and all rights, obligations, promises, agreements, losses, controversies, claims, actions, causes of action, suits, debts, claims and demands, and expenses, including without limitation attorneys’ fees and costs, of any nature whatsoever, in law or in equity, whether known or unknown, asserted or unasserted, which Executive ever had, now has, or hereafter may have against the Company Releasees, or any of them, relating to or arising out of Executive’s service as a trustee, partner, officer, director, employee or manager of Company or any Affiliate, Executive’s employment and any other business relationships with Company or any Affiliate, the Employment Agreement, the Assignment, and/or Executive’s separation from Company or any Affiliate. This release includes, but is not limited to, any such claims arising under any federal, state or local statutes, ordinances or common law principles, including without limitation the National Labor Relations Act of 1947, the Civil Rights Acts of 1866, 1871, 1964, and 1991, the Equal Pay Act, the Age Discrimination in Employment Act of 1967, the Rehabilitation Act of 1973, the Bankruptcy Code, the Fair Credit Reporting Act, the Worker Adjustment and Retraining Notification Act, the Employee Retirement Income Security Act of 1974, the Americans With Disabilities Act of 1990, the Family and Medical Leave Act of 1993, the Health Insurance Portability and Accountability Act of 1996, the Sarbanes-Oxley Act of 2002, the Pennsylvania Human Relations Act, the Pennsylvania Wage Payment and Collection Law, the Philadelphia Fair Practices Ordinance, and any other employee-protective law of any jurisdiction that may apply, each as amended, as well as any claim for wrongful discharge. Notwithstanding the foregoing, Executive does not release Company or its Affiliates from any obligations that it may have, or any rights or claims that Executive may have, arising (i) under this Agreement, (ii) from events occurring after the date of Executive’s execution of this Agreement, (iii) with respect to any right to be indemnified by Company, as referenced in Section 6.5 of his Employment Agreement or as otherwise required by applicable law, or to receive the benefit of any directors and officers insurance coverage maintained by or for the benefit of Company and/or its officers or directors, or (iv) with respect to unemployment compensation or benefits which Executive may seek after the Separation Date (and Company agrees that it will not contest a claim by Executive for such unemployment compensation or benefits). In addition. Executive and Company acknowledge that Executive has ownership or participation interests in certain entities in which the officers of PREIT have an ownership interest, as to which Executive will be retaining said interests, and the foregoing release is not intended to release, and shall not release, any rights that Executive may have under any shareholder agreement, partnership agreement, limited liability company operating agreement or other governing documents with respect to any such entities, or any rights that Executive has or may have in the future to receive any distributions to which he may be entitled as an owner of any such ownership or participation interests in any such entities.
(b)    Company does hereby remise, release and forever discharge Executive of and from any and all rights, obligations, promises, agreements, losses, controversies, claims, actions, causes of action, suits, debts, claims and demands, and expenses, including without limitation attorneys’ fees and costs, of any nature whatsoever, in law or in equity, whether known or unknown, asserted or unasserted, that Company ever had, now has, or hereafter may have against Executive, relating to or arising out of Executive’s service as a trustee, partner, officer, director, employee or manager of Company or any Affiliate, Executive’s employment or other business relationships with Company or any Affiliate, the Employment Agreement, the Assignment, and/or Executive’s separation from Company or any Affiliate. Notwithstanding the foregoing, Company does not release Executive from any (i) claims involving knowing misrepresentation, fraud, theft, intentional wrongdoing, intentional breach of fiduciary duty, and/or intentional misappropriation of Company’s property, (ii) obligations that he may have, or any rights or claims that Company may have, arising under this Agreement, or (iii) obligations that he may have, or any rights or claims that Company may have, arising from events occurring after the date of Company’s execution of this Agreement.
2.    Effective on the Separation Date, Executive hereby resigns from all positions of any nature that he holds with Company, PALP, any other Affiliates, or with any other entity with respect to which Company has requested Executive to perform services. Upon request by Company, Executive shall execute all additional documents and take all additional actions necessary to effectuate or memorialize such resignations.
3.    In consideration of this Agreement and subject to Section 11 hereof, Company shall pay to Executive a lump sum severance payment in cash of Two Million, Five Hundred Sixty-Nine Thousand, Six Hundred and Eighty-Three Dollars ($2,569,683) (the “Cash Payment”), on the first business day on or after the 75th calendar date after the Separation Date.
4.    The Parties agree and confirm that, as of the date of this Agreement, Executive does not hold any options to acquire shares of beneficial interest in PREIT or to acquire equity in any Affiliates.
5.    The Parties agree that, as of the date of this Agreement, Executive owns 47,244 shares of beneficial interest in PREIT previously granted by PREIT as restricted shares (the “Restricted Shares”). As of the Separation Date, all Restricted Shares held by Executive immediately vested, which vesting was subject to Section 11 hereof and PREIT’s 2003 Equity Incentive Plan.
6.    The Parties agree that, as of the Separation Date, Executive owns 77,035 Restricted Share Units in PREIT (the “RSUs”), including RSUs deemed acquired from dividends in accordance with the provisions of the applicable Restricted Share Unit Program. The RSUs shall continue to be subject to the provisions of the applicable Restricted Share Unit Program, but no changes in such Program made after the date hereof that would have an adverse impact upon Executive shall be applicable to Executive, except to the extent such changes shall be applicable to Company’s executive officers generally.
7.    After the Separation Date, and subject to Sections 25(b) and 25(c) below and the last sentence of this Section 7, Executive and his family members (if any) shall continue to participate, at Company’s expense, in the medical, dental, vision and prescription plans, programs and/or arrangements provided for Company employees in which he and/or they were participating as of the Separation Date. If Executive has a “qualifying event,” as defined in section 4980B(f)(3) of the Internal Revenue Code, on or after the Separation Date, such continued participation in any group health plan shall be treated as the continued coverage that is required to be offered under applicable federal and state law (sometimes referred to as “COBRA”) for the period during which COBRA is required to be so offered. In any event, such participation shall continue until May 30, 2016, after which date Executive and his family members (if any) may continue such participation, at their own expense, for the remainder of the COBRA period (if any). In the event Company cannot provide such continued coverage under such plans, programs and/or arrangements, either directly or through COBRA, at any time on or prior to May 30, 2016, Company shall reimburse Executive for any premiums he pays to obtain equivalent coverage (or if equivalent coverage is not available, substantially equivalent or comparable coverage) through May 30, 2016, provided that (a) the premiums paid are competitive with premiums that would be charged by other providers for equivalent coverage (or if equivalent coverage is not available, substantially equivalent or comparable coverage), and (b) Executive submits proof of payment of such premiums no later than 120 days from the date he makes such payments.
8.    To the extent it has not done so already. Company shall reimburse Executive for all such ordinary and reasonable expenses incurred in carrying out his job duties and responsibilities through the Separation Date, provided reimbursement is sought within 20 days of the Effective Date, subject to Executive providing documentation in accordance with applicable policy.
9.    The terms and conditions of the Supplemental Executive Retirement Agreement for Executive (the “SERP”), as amended and restated effective as of December 31, 2008, shall remain in full force and effect following the date of this Agreement, it being understood that no further contributions or payments shall be made thereto by Company with respect to any period after the Separation Date (other than the currently required 10% annual interest, compounded annually, on the undistributed amount credited to Executive’s “Retirement Account” established under such SERP). Company confirms that it has already credited Executive’s SERP account in the amount of $35,000 for the current fiscal year. Company shall pay Executive’s “Pre-2005 Account (as defined in the SERP) to him as provided in the SERF. Company shall pay Executive’s “Post-2004 Account” (as defined in the SERP) to him as provided in the SERP for a “specified employee,” as defined in Treas. Reg. §1.409A-l(i).
10.    Executive shall retain all rights provided for in Company’s 401(k) retirement plan (the “401(k) Plan”) in which he participates, including, without limitation, the right to roll over his 401(k) Plan account into the plan of a subsequent employer or an individual retirement account as such right exists at law. Company represents that any and all matching contributions due from Company under Company’s 401(k) Plan, with respect to salary and bonus deferrals made by Executive prior to the Separation Date that qualify for such matching under the terms of the 401 (k) Plan, have been paid or contributed to the 401 (k) Plan for Executive’s benefit.
11.    Except as specifically set forth in this Agreement, (a) the Parties expressly understand that Company and all other Company Releasees do not have, and will not have, any obligation to provide Executive at any time in the future with any payments, benefits or considerations, and (b) Executive acknowledges that he has received payment in full of all of the compensation, benefits and/or payments of any kind due and payable to him from Company through the Separation Date, including all wages, incentive compensation, equity, expense reimbursement, payments to benefit plans, and any other payment under a plan, program, or practice of Company. It is further understood that, notwithstanding any other provision of this Agreement, Company may withhold, or in the case of Restricted Shares already has withheld consistent with Executive’s instructions, from any amounts payable under this Agreement any foreign, federal, state and local taxes as shall be required to be withheld pursuant to any applicable law or regulation or, in connection with the issuance of shares under an applicable

Restricted Share Unit Program, require prior payment by Executive of the amount Company is required to withhold; provided that Executive may elect to satisfy the minimum federal income tax withholding requirements in connection with the issuance of shares under a Restricted Share Unit Program by surrendering to PREIT shares of beneficial interest in PREIT that he would otherwise be entitled to receive as the result of such issuance, which shares shall have a per- share market value (determined as the mean between the highest and lowest quoted selling price of a share on the date on which such issuance of shares under a Restricted Share Unit Program results in an amount being included in Executive’s income) equal to the minimum federal income tax required to be withheld. If Executive wishes to so surrender shares, he shall so notify PREIT in writing at least 10 days prior to the issuance of shares under a Restricted Share Unit Program.
12.    Executive understands that Company shall disclose the nature and terms of this Agreement in satisfaction of its disclosure requirements under applicable securities laws. In further consideration of the agreements of Company as set forth herein, Executive shall not, prior to the date of such public disclosure by Company, communicate or disclose the terms of this Agreement to any persons with the exception of members of his immediate family, his attorneys, and his accountants and/or tax advisors, each of whom shall be informed of this confidentiality obligation and shall be bound by its terms.
13.    Neither Company, nor Executive shall disparage to any third party, or in the case of Company internally within Company by general or mass distribution, the professional or personal reputation or character of the other, including, in the case of Company, the disparagement of any of its Affiliates and any of Company’s and its Affiliates’ respective officers, trustees, partners, directors, managers, shareholders, employees, attorneys, other agents or representatives. Moreover, Executive shall not disparage or comment unfavorably upon the business properties, policies or prospects of Company or its Affiliates. For purposes of the restriction applicable to Company, the restriction shall only apply to officers of PREIT at or above the level of Senior Vice President, while each is employed by PREIT, it being understood that Company cannot control statements of other PREIT employees or of any former employee. Notwithstanding the foregoing, nothing in this Section shall be deemed to prohibit Company and Executive from providing truthful testimony in response to any valid subpoena or as otherwise ordered by a court or required by applicable law.
14.    Executive shall indemnify and hold harmless Company from and against all claims, losses, damages, liabilities, costs and other expenses incurred by or asserted against Company by reason of or resulting from a breach of this Agreement by Executive. Company shall indemnify and hold harmless Executive from and against all claims, losses, damages, liabilities, costs and other expenses incurred by or asserted against Executive by reason of or resulting from a breach of this Agreement by Company.
15.    This Agreement will be governed by and construed according to the laws of the Commonwealth of Pennsylvania. The Parties irrevocably hereby submit to the exclusive jurisdiction and venue of the United States federal courts or the courts of the Commonwealth of Pennsylvania in any action or proceeding brought with respect to or in connection with this Agreement. Each Party hereby waives any objection based on forum non conveniens and waives any objection to venue of any action instituted hereunder in such courts.
16.    In case any one or more of the provisions contained of this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, which shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. No waiver by either Party of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by either Party of any right under this Agreement shall be construed as a waiver of any other right.
17.    This Agreement is not and shall not be construed to be an admission of any violation of any federal, state or local statute or regulation or of any duty (contractual or otherwise) owed by any Party to another, and this Agreement is made voluntarily to provide an amicable conclusion of Executive’s employment and other relationship with Company. This Agreement shall not be construed strictly for or against any of the Parties.
18.    Executive hereby certifies that he has read the terms of this Agreement, that he has been informed by Company through this document that he should discuss this Agreement with an attorney of his own choice and that he has done so, and that he understands the terms and effects of this Agreement. Executive further certifies that he has the intention of releasing all claims recited herein in exchange for the consideration described herein, which he acknowledges is adequate and satisfactory to him. Neither Company, nor any of its agents, representatives or attorneys has made any representations to Executive concerning the terms or effects of this Agreement other than those contained herein.
19.    Executive agrees that, within ten (10) days of the Effective Date, he will use all reasonable efforts to locate and return to Company or, except as provided in the last sentence of this Section, destroy (as to written and electronic materials only), without retaining a copy of any written and electronic materials, all electronic and hard copy data, documents, others materials, equipment and other property of Company and Company’s Affiliates in his possession or under his control. Company acknowledges that such written and electronic materials in Executive’s possession or control may be difficult to locate, and to return and/or destroy same, because of the length of Executive’s employment with Company and the multiple electronic storage media on which such materials are stored. Accordingly, Executive acknowledges that he remains bound by the confidentiality provisions of his Employment Agreement with respect to any such materials, and that upon becoming aware of such materials being in his possession or control after the Separation Date, he will return to Company or destroy such materials, without retaining a copy thereof. Such property includes, but is not limited to, any and all (a) computers, computer tablets, computer-related devices, computer storage media and other portable media, personal digital assistants (PDAs), and other equipment; (b) hard copy and electronic documents, records, data, files, memoranda, reports, drawings, and plans, and (c) keys and credit cards, in all cases that were provided by Company or its Affiliates to Executive, that relate to Company or its Affiliates, or that Executive has used, prepared or come into contact with during the course of his employment with Company. Upon returning such equipment and returning or destroying such documents, information and materials. Executive shall certify by writing signed by him that he has done so and that, to the best of his knowledge after taking all reasonable efforts to locate such information and subject to the next sentence, he has not retained a copy of such documents, data, information, records, or other materials, in any form. Notwithstanding the foregoing. Executive shall be permitted to retain his personal employment, compensation and benefits record documents. Notwithstanding anything to the contrary set forth above, if Executive believes that any material described herein (written or electronic) is not otherwise in the possession of Company or, as to written material, represents executed documents, Executive shall return such material to Company rather than destroy such material.
20.    After the Separation Date and continuing for so long as Executive desires, Executive may continue to use his former Company office, email, work computer, and the services of his former assistant or, upon her separation from the Company, another qualified assistant of the Company’s selection for Executive’s personal business; provided, however, that notwithstanding the foregoing Executive’s rights under this Section shall terminate automatically upon a Change of Control as defined in Section 4.5(d) of the Employment Agreement, provided further however that the “Incumbent Board” as used in the Change of Control definition shall be defined for purposes of this Agreement as the Board on the date of this Agreement.

21.    This Agreement shall not be assignable by Executive, and shall be assignable by Company only to an Affiliate or to any person or entity that becomes a successor in interest (by purchase of assets or shares, or by merger or otherwise) to Company; provided, however, that such assignment to an Affiliate (a) shall not release Company from its obligations to Executive under this Agreement unless such assignment is part of a merger or other transaction pursuant to which Company ceases to exist, and (b) shall be subject to and conditioned upon the assignee of this Agreement agreeing to assume and be bound by the provisions of this Agreement and the obligations of Company under this Agreement. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the Parties and each of their permitted successors, assigns, heirs, executors and administrators. In the event of Executive’s death, (x) any and all payments and compensation to be provided to Executive and (y) his wife’s entitlements to medical and life insurance under this Agreement shall continue notwithstanding such death in accordance with the terms of this Agreement, and such payments and compensation, to the extent to be paid or provided to Executive, shall be paid or provided to his estate.
22.    All notices hereunder shall be in writing and shall be sufficiently given if hand- delivered, sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by telegram, fax, or telecopy (confirmed by U.S. mail), receipt acknowledged, addressed as set forth below or to such other person and/or at such other address as may be furnished in writing by any Party hereto to the other. Any such notice shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor, in all other cases. Any and all service of process and any other notice in any action, suit, or proceeding shall be effective against any Party if given as provided in this Agreement; provided that nothing herein shall be deemed to affect the right of any Party to serve process in any other manner permitted by law.
(a)    If to Company:
Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102
Tel: (215) 875-0700
Fax: (215)547-7311
Attention: General Counsel
With a copy to:
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103
Tel: (215) 988-2700
Fax: (215) 988-2757
Attention: Robert C. Juelke, Esquire
(b)    If to Executive:

George F. Rubin
847 Providence Rd
Malvern, PA 19355
With a copy to:
Cozen O’Connor
1900 Market St.
Philadelphia, PA 19103
Tel: (215) 665-4159
Fax: (215) 665-2013
Attention: E. Gerald Riesenbach, Esquire
23.    This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof. Effective as of the Effective Date, except as provided below, the Employment Agreement is terminated and shall thereupon have no continuing force or effect.
24.    Notwithstanding the foregoing Section 23, (a) Executive re-affirms and shall remain bound by Sections 5.1 (regarding confidentiality), 5.3 (regarding injunctive and other relief), 6.3 (regarding solicitation of Company employees), and 6.7 (regarding assignment) of the Employment Agreement, and (b) Executive and Company re-affirm and shall remain bound by Sections 6.5 (regarding indemnification and assistance by Executive), 6.6 (regarding severability), 6.10 (regarding governing law) 6.11 (regarding headings), and 6.16 (regarding service as a Trustee and amendment of Trust Agreement or by-laws) of the Employment Agreement, as well as all applicable definitions, unless modified by this Agreement.
25.    (a) Amendments and modifications to this Agreement shall not be effective unless they are in writing signed by Executive or a representative of Executive’s estate and a duly authorized representative of Company.

(b)    All reimbursements for expenses under Section 7 above shall be paid in no event later than the end of the calendar year following the calendar year in which Executive incurs such expense. Further, the right to such reimbursement shall not be subject to liquidation or exchange for another benefit, and the amount of expenses eligible for reimbursement during any taxable year shall not affect the expenses eligible for reimbursement in any other taxable year.
(c)    In the event Company’s provision of post-separation medical benefit coverage (to Executive or his spouse) would cause Company or Executive to experience adverse tax consequences, Company, at either Party’s option, but after first seeking a negotiated resolution, may provide Executive with the after-tax economic equivalent of such benefit for any designated period (the “Medical Benefit Equivalent”). The economic equivalent of any benefit forgone shall be deemed to be the cost that would be incurred by Executive in obtaining competitively-priced coverage from a reputable insurance provider equivalent to the coverage that otherwise would be provided to Executive and his spouse, as applicable, by Company under this Agreement.
26.    Executive acknowledges that he has been informed that he has the right to consider this Agreement for a period of at least 21 days prior to entering into this Agreement, and the Parties agree that any changes to this Agreement, whether material or immaterial, shall not restart this period. Executive further acknowledges that he has the right to revoke this Agreement within seven days of its execution by giving written notice of such revocation by hand delivery or fax to Company, Attention: Bruce Goldman, within the seven-day period. This Agreement shall become effective and enforceable, unless sooner revoked, on the eighth day after this Agreement, properly executed by Executive, is timely delivered to Company (the “Effective Date”). Notwithstanding the foregoing. Company shall have no obligation to make any payment described in Section 3 or provide any benefit described in this Agreement until the Agreement becomes final and irrevocable. Executive acknowledges that, in the event he revokes this Agreement, this Agreement shall be null and void, and Executive and Company shall each have such rights, entitlements and liabilities as set forth in the Employment Agreement.
27.    Whenever any payment shall be made by Company under this Agreement, such payment shall be made by check payable to Executive at the address provided in Section 22 or by wire transfer to an account identified by Executive at least 10 days before such payment is due. Executive shall be responsible for all income and related taxes resulting from his receipt of the payments, shares, assets of PREIT and other benefits provided under this Agreement, except for any amounts withheld by Company.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have executed the foregoing Agreement as of the date first written above.

WITNESS:/s/ Cheryl Solomen            /s/ George F. Rubin
George F. Rubin

PENNSYLVANIA REAL ESTATE
INVESTMENT TRUST

WITNESS:/s/ Gregory T. Laudadio             By:/s/ Bruce Goldman
Name: Bruce Goldman
Title: Executive VP and General Counsel

PREIT SERVICES, LLC

WITNESS:/s/ Gregory T. Laudadio            By: /s/ Bruce Goldman
Name: Bruce Goldman
Title: Executive VP and General Counsel

[Signature page to Separation of Employment Agreement and General Release]